

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Tanya Andreev-Kaspin
Chief Financial Officer
Innovid Corp.
30 Irving Place, 12th Floor
New York, New York 10003

> **Re: Innovid Corp.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**
> **File No. 333-264324**

Dear Ms. Andreev-Kaspin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Samuel Rettew